UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Act of 1934
(Amendment No.   ) *

deltathree, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 Par Value

(Title of Class of Securities)

24783N-10-2

(CUSIP Number)

D4 Holdings, LLC
349-L Copperfield Blvd. #407
Concord, NC 28025
(704) 260-3304

with a copy to:

Andrew M. Ray, Esq.
Bingham McCutchen LLP
2020 K Street, N.W.
Washington, DC 20006
(202) 373-6585

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 24783N-10-2

1	NAME OF REPORTING PERSONS.

D4 Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See instructions)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

		69,000,000*
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		69,000,000*

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

69,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.7%*

14	TYPE OF REPORTING PERSON (See instructions)

OO

* See Item 5 hereof.

SCHEDULE 13D
CUSIP No. 24783N-10-2

1	NAME OF REPORTING PERSONS.

Manna Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See instructions)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

		0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		69,000,000*
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		0

	10	SHARED DISPOSITIVE POWER

		69,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

69,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.7%*

14	TYPE OF REPORTING PERSON (See instructions)

OO

* See Item 5 hereof.

SCHEDULE 13D
CUSIP No. 24783N-10-2

1	NAME OF REPORTING PERSONS.

Praescient, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See instructions)
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

	7	SOLE VOTING POWER

		0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		69,000,000*
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		0

	10	SHARED DISPOSITIVE POWER

		69,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

69,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.7%*

14	TYPE OF REPORTING PERSON (See instructions)

OO

* See Item 5 hereof.

SCHEDULE 13D
CUSIP No. 24783N-10-2

1	NAME OF REPORTING PERSONS.

Robert Stevanovski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See instructions)
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

		0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		69,000,000*
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		0

	10	SHARED DISPOSITIVE POWER

		69,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

69,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.7%*

14	TYPE OF REPORTING PERSON (See instructions)

IN

* See Item 5 hereof.

ITEM 1.              Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, $0.001 par value (the “Common Stock”) of deltathree, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 419 Lafayette Street, New York, NY 10003.

ITEM 2.              Identity and Background.

(a), (b), (c) and (f):  This Schedule 13D is being filed jointly by (i) D4 Holdings, LLC, a Delaware limited liability company (“D4 Holdings”), (ii) Manna Holdings, LLC, a Delaware limited liability company (“Manna Holdings”), (iii) Praescient, LLC, a North Carolina limited liability company (“Praescient”), and (iv) Robert Stevanovski, an individual (collectively, the “Reporting Persons”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock to which such Reporting Person does not have a pecuniary interest.  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

D4 Holdings is a Delaware limited liability company that was formed for the specific purpose of acquiring and holding the Securities described in this Schedule 13D.  The principal place of business and principal office of D4 Holdings is 349-L Copperfield Blvd., #407, Concord, NC 28025.

Manna Holdings is a Delaware limited liability company and is the sole member of D4 Holdings.  Manna Holdings is a private investment fund engaged in the making, holding and disposing of investments in various industries, principally in the United States. The principal place of business and principal office of Manna Holdings is 349-L Copperfield Blvd., #402, Concord, NC 28025.

Praescient is a North Carolina limited liability company and serves as the manager of D4 Holdings and as the managing member of Manna Holdings.  The principal business of Praescient is making, holding and disposing of investments in various industries and acting as manager or managing member of related entities.  The principal place of business and principal office of Praescient is P.O. Box 1086, Cornelius, NC 28031.

Robert Stevanovski is the manager of Praescient and is a U.S. citizen.  Mr. Stevanovski is the Chairman and a co-founder of ACN, Inc., a direct seller of telecommunications services, and his principal business address is 1000 Progress Place, Concord, NC 28025.

(d)-(e):  During the last five years, none of the Reporting Persons nor, to the Reporting Persons’ best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.              Source and Amount of Funds or Other Consideration.

As more fully described in Item 6 below, on February 12, 2009, D4 Holdings purchased from the Company an aggregate of 39,000,000 shares of Common Stock (the “Shares”) and a Warrant to purchase an aggregate of 30,000,000 shares of Common Stock (the “Warrant” and, together with the Shares, the “Securities”) pursuant to a Securities Purchase Agreement dated February 10, 2009 (the “Purchase Agreement”). The total amount of funds used by D4 Holdings to purchase the Securities was $1,170,000.  Such funds were derived from the working capital of D4 Holdings, all of which was derived from capital contributions by the members of Manna Holdings.

ITEM 4.              Purpose of Transaction.

D4 Holdings consummated the transactions contemplated by the Purchase Agreement (as described in Item 6) in order to acquire an interest in the Company for investment purposes. The Reporting Persons intend to review continuously their position in the Company.  Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Company’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.  Such actions may include, without limitation, and the Reporting Persons reserve the right to effect (or seek to effect), at any time and from time to time in any single transaction or series of transactions, in each case subject to any applicable legal and contractual restrictions on their ability to do so, one or more of the following:

(i)  purchasing additional shares of Common Stock or other securities of the Company on the open market, in privately negotiated transactions, or otherwise;

(ii)  selling some or all of the Reporting Persons’ shares of Common Stock or other Company securities on the open market, in privately negotiated transactions, or otherwise;

(iii)  compositional changes to the board of directors of the Company as described herein and otherwise;

(iv)  material changes in the Company’s business or corporate structure;

(v)  material changes in the present capitalization or dividend policy of the Company;

(vi)  changes to the Company’s certificate of incorporation, bylaws and other organizational documents;

(vii)  changes in the Company’s corporate governance policies and practices and with respect to its business plan and operating strategies;

(viii)  extraordinary corporate transactions, including, without limitation, mergers, acquisitions, dispositions, recapitalizations, sales or transfers of assets, reorganizations or liquidations involving the Company;

(ix)  causing any of the other Reporting Persons to distribute in kind to their respective members, as the case may be, shares of Common Stock or other securities owned by such Reporting Person; and

(x)  taking all such additional actions as the Reporting Persons deem necessary or advisable to effectuate the foregoing objectives, and which the Reporting Persons believe are reasonably related thereto.

D4 Holdings also intends to have active participation in the management of the Company through representation on the Company’s board of directors.  Following the consummation of the transactions contemplated by the Purchase Agreement, Mr. Robert Stevanovski was appointed as Chairman of the board of directors of the Company, and Mr. Anthony Cassara was appointed as a director.  Pursuant to the Purchase Agreement, D4 Holdings has the right to nominate for appointment to the board of directors one additional director in addition to Messrs. Stevanovski and Cassara.  D4 Holdings intends to have its director nominees (including Messrs. Stevanovski and Cassara) constitute a majority of the board of directors of the Company. D4 Holdings also intends to seek to increase the size of the Company's board of directors and to propose that additional independent directors be appointed to serve on the board.

Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), none of the Reporting Persons has any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5.              Interests in Securities of the Issuer.

The information contained in Item 3 and Item 4 and Rows (7) through (13) of the cover pages of this Statement on Schedule 13D for each the Reporting Persons are incorporated herein by reference.  The percentages used herein are calculated based upon the 71,870,105 shares of Common Stock represented by the Company to be outstanding on February 12, 2009 following the closing of the transactions described in Item 6 below.

(a)-(b)   Upon consummation of the transactions contemplated by the Purchase Agreement described in Item 6, D4 Holdings became the record holder of (i) 39,000,000 shares of Common Stock, and (ii) a warrant to purchase an aggregate of 30,000,000 shares of Common Stock.  Assuming the exercise in full of the Warrant, D4 Holdings is the beneficial owner of 69,000,000 shares of Common Stock constituting approximately 67.7% of the total issued and outstanding shares of Common Stock (based on calculations made in accordance with Rule 13d-3 of the Exchange Act).

Manna Holdings is the sole member of D4 Holdings and may be deemed to have shared power to direct the voting and disposition of the Securities (including the Common Stock underlying the Warrant) held by D4 Holdings.  Praescient is the manager of D4 Holdings and is the managing member of Manna Holdings and may be deemed to have shared power to direct the voting and disposition of the Securities (including the Common Stock underlying the Warrant) held by D4 Holdings.  Mr. Stevanovksi is the manager of Praescient and may be deemed to have shared power to direct the voting and disposition of the Securities (including the Common Stock underlying the Warrant) held by D4 Holdings.  Each of Manna Holdings, Praescient and Mr. Stevanovski disclaims beneficial ownership of the Securities (including the Common Stock underlying the Warrant) except to the extent of their respective pecuniary interest therein.

(c)   The information set forth in Item 6 below is incorporated herein by reference. Other than the transactions described in Item 6 below, none of the Reporting Persons has effected any transactions in respect of the Common Stock within the past 60 days.

(d)         The right to receive dividends on, and proceeds from the sale of the shares of the Common Stock which may be beneficially owned by the persons described in (a) and (b) above, is governed by the limited liability company agreements of each such entity, as applicable, and such dividends or proceeds may be distributed with respect to the members in accordance with their respective membership interests.

(e)         Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 10, 2009, the Company entered into the Purchase Agreement with D4 Holdings, pursuant to which the Company issued to D4 Holdings an aggregate of 39,000,000 shares of Common Stock of the Company, representing approximately 54.3% of the total number of issued and outstanding shares of Common Stock, for an aggregate purchase price of $1,170,000, payable in cash.  In addition, the Company issued to D4 Holdings the Warrant, exercisable for ten years, to purchase up to an additional 30,000,000 shares of Common Stock at an exercise price of $0.04 per share.  The transaction closed on February 12, 2009.

In connection with the closing of the transaction and pursuant to the terms of the Purchase Agreement, one of the existing members of the Company’s board of directors resigned, and the Company’s board of directors appointed Robert Stevanovski and Anthony Cassara to serve on the board of directors.  In addition, the Company’s existing Chairman of the Board resigned as Chairman and remained on the board of directors, and Robert Stevanovski was appointed to serve as Chairman of the Board.  Under the terms of the Purchase Agreement, D4 Holdings has the right to nominate for appointment by the board one additional director in addition to Messrs. Stevanovski and Cassara.  Upon the appointment of such nominee, D4 Holdings will have appointed a majority of the members of the Company’s board of directors.

In connection with the transaction, the parties entered into an Investor Rights Agreement, pursuant to which the Company agreed to file, upon the request of D4 Holdings, a registration statement covering the resale of any shares of Common Stock held by D4 Holdings (including the shares of Common Stock underlying the Warrant). Subject to the Company's ability to suspend the effectiveness of the registration statement for a limited period of time under certain circumstances, the Company is required to maintain the effectiveness of any such registration statement until the earlier of (i) the date on which all shares of Common Stock covered by the registration statement have been sold thereunder or (ii) the date on which all such shares of Common Stock can be sold without registration pursuant to Rule 144 or another similar exemption under the Securities Act of 1933, as amended.  Subject to certain limitations, D4 Holdings will also be entitled to “piggy-back” registration rights on all future registrations by the Company and any registrations initiated by other stockholders of the Company.

ITEM 7.            Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated February 23, 2009, among the Reporting Persons

Exhibit 99.2	Power of Attorney dated February 13, 2009 by Robert Stevanovski

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 23, 2009

D4 HOLDINGS, LLC

By:	PRAESCIENT, LLC, its manager

	By:	/s/ Colleen Jones
Name: Colleen Jones
Title: Authorized Signatory

MANNA HOLDINGS, LLC

By:	PRAESCIENT, LLC, its managing member

	By:	/s/ Colleen Jones
Name: Colleen Jones
Title: Authorized Signatory

PRAESCIENT, LLC

	By:	/s/ Colleen Jones
Name: Colleen Jones
Title: Authorized Signatory

/s/ Robert Stevanovski*
Robert Stevanovski, individually

* By:	/s/ Colleen R. Jones
Colleen R. Jones, attorney-in-fact

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated February 23, 2009, among the Reporting Persons

Exhibit 99.2	Power of Attorney dated February 13, 2009 by Robert Stevanovski